Exhibit 99.1

Itaú Unibanco Holding S.A. 2019 Reference Form

Itaú Unibanco Holding S.A. REFERENCE FORM Base Date: 12.31.2019 (in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 “CVM Instruction No. 480”, as amended) Identification Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”) Head Office The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100—Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902. Investor Relations Office The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707—Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Head of Investor Relations is Mr. AlexsandroBroedel. The Investor Relations Department’s telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717 ,and email is relacoes.investidores@itau-unibanco.com.br. Independent Auditors Firm PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2019, 12/31/2018 and 12/31/2017. Bookkeeping Agent Itaú Corretora de Valores S.A. Stockholders Service The Issuer’s stockholders’ service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902. Newspapers from which the Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Company discloses Paulo) and O Estado de São Paulo newspaper. Information http://www.itau.com.br/investor-relations. The information included in the Website Company’s website is not an integral part of this Reference Form. Last update of this Reference Form 09/04/2020

Historical resubmission Version Reasons for resubmission Date of update V2 Update in itens 12.5/6, 12.7/8 and 12.12 07/10/2020 V3 Update in itens 11.1 and 11.2 08/03/2020 V4 Update in itens 12.5/6, 12.7/8 and 12.12 08/18/2020 V5 Update in itens 12.7/8 and 12.12 08/24/2020 V6 Update in itens 12.5/6 and 12.12 09/04/2020

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Andre Balestrin Cestare 213.634.648-25 Not applicable.	06/08/1978 Engineer	Board of Officers member only 19 – Other officers Officer	04/30/2020 07/10/2020	Annual No	4 0.00%
Renato Barbosa do Nascimento 161.373.518-90 Not applicable.	10/28/1971 Accountant	Board of Officers member only 19 – Other officers Officer	04/30/2020 07/13/2020	Annual No	4 0.00%
André Sapoznik 165.085.128-62 Not applicable.	02/24/1972 Engineer	Board of Officers member only 19 – Other officers Director Vice President	04/30/2020 07/10/2020	Annual No	5 0.00%
Gilberto Frussa 127.235.568-32 Not applicable.	10/20/1966 Lawyer	Board of Officers member only 19 – Other officers Officer	04/30/2020 07/10/2020	Annual No	5 0.00%
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Member of the Disclosure and Trading Committee	03/28/1977 Lawyer	Board of Officers member only 19 – Other officers Officer	04/30/2020 07/10/2020	Annual No	7 0.00%

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Sergio Mychkis Goldstein 11/12/1977 Board of Officers member only 04/30/2020 Annual 5 282.310.718-57 Lawyer 19 – Other officers 07/10/2020 No 0.00% Not applicable Officer Claudia Politanski 08/31/1970 Board of Officers member only 04/30/2020 Annual 13 132.874.158-32 Lawyer 19 – Other officers No 0.00% Member of the Social Responsibility Director Vice President 07/10/2020 Committee Alexsandro Broedel 10/05/1974 Board of Officers member only 04/30/2020 Annual 8 031.212.717-09 Accountant 19 – Other officers No 0.00% Investor Relations Officer Executive Officer 07/10/2020 Chairman of the Disclosure ad Trading Committee Emerson Macedo Bortoloto 07/25/1977 Board of Officers member only 04/30/2020 Annual 10 186.130.758-60 Information 19 – Other officers No 0.00% Not applicable. Technologist Officer 07/20/2020

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Tatiana Grecco 167.629.258-63 Not applicable.	08/31/1973 Technologist in Construction	Board of Officers member only 19 – Other officers Officer	04/30/2020 07/10/2020	Annual No	4 0.00%
Candido Botelho Bracher 039.690.188-38 Member of the Social Responsibility Committee	12/05/1958 Business Administrator	Board of Officers member only 19 – Other officers Chief Executive Officer	04/30/2020 07/10/2020	Annual No	13 0.00%
José Virgilio Vita Neto 223.403.628-30 Not applicable.	09/13/1978 Lawyer	Board of Officers member only 19 – Other officers Officer	04/30/2020 07/10/2020	Annual No	7 0.00%
Renato da Silva Carvalho 033.810.967-61 Not applicable.	11/02/1974 Engineer	Board of Officers member only 19- Other officers Officer	08/27/2020	Annual No	0 0.00%
Fernando Barçante Tostes Malta 992.648.037-34 Not applicable	04/14/1968 Systems Analyst	Board of Officers member only 19- Other officers Executive Officer	04/30/2020 07/10/2020	Annual No	5 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant	Board of Officers member only 19- Other officers Executive Officer	04/30/2020 07/10/2020	Annual No	6 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Business Administrator	Board of Officers member only 19- Other officers Executive Officer	04/30/2020 07/10/2020	Annual No	3 0.00%
Leila Cristiane Barboza Braga de Melo 153.451.838-05 Not applicable.	10/04/1971 Lawyer	Board of Officers member only 19- Other officers Executive Officer	04/30/2020 07/13/2020	Annual No	7 0.00%
Caio Ibrahim David 101.398.578-85 Not applicable.	01/20/1968 Engineer	Board of Officers member only 19- Other officers General Director	04/30/2020 07/10/2020	Annual No	5 0.00%

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Milton Maluhy Filho 06/08/1976 Board of Officers member only 04/30/2020 Annual 3 252.026.488-80 Business 19- Other officers No 0.00% Member of the Disclosure and Administrator Director Vice President 07/10/2020 Trading Committee Márcio de Andrade Schettini 05/22/1964 Board of Officers member only 04/30/2020 Annual 6 662.031.207-15 Engineer 19 – Other officers No 0.00% Not Applicable General Director 07/10/2020 Frederico Trajano Inácio Rodrigues 03/25/1976 Board of Directors member only 04/28/2020 Annual 1 253.929.608-47 Business 29- Other board officers Member of Yes 0.00% Not Applicable Administrator the Board of Directors (independent 07/07/2020 director) Ana Lúcia de Mattos Barretto Villela 10/25/1973 Board of Directors member only 04/28/2020 Annual 3 066.530.828-06 Pedagogic 29- Other board officers Yes 100.00% Member of the Nomination and Professional Member of the Board of Directors (non- 07/07/2020 Corporate Governance Committee executive director) Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa 10/03/1954 Board of Directors member only 04/28/2020 Annual 6 771.733.258-20 Business 29- Other board officers Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors 07/07/2020 (independent director) Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Related Parties Committee Member of the Compensation Committee Chairman of the Audit Committee	12/19/1952 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/28/2020 07/07/2020	Annual Yes	13 100.00%
José Galló 032.767.670-15 Member of the Personnel Committee	09/11/1951 Business Administrator	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/28/2020 07/07/2020	Annual Yes	5 100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Compensation Committee Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	07/13/1956 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/28/2020 07/07/2020	Annual Yes	13 100.00%
Pedro Moreira Salles 551.222.567-72 Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee	10/20/1959 Banker	Board of Directors member only 29 – Other board members Co-chairman of the Board of Directors (non-executive director)	04/28/2020 07/07/2020	Annual Yes	13 100.00%

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/28/2020 Annual 13 252.398.288-90 Engineer 21—Vice President of the Board Yes 81.82% Member of the Strategy Committee of Directors 07/07/2020 Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/28/2020 Annual 13 014.414.218-07 Business 29—Other board members Yes 81.82% Member of the Personnel Committee Administrator Member of the Board of Directors (non- Member of the Nomination and executive director) 07/07/2020 Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/28/2020 Annual 13 007.738.228-52 Engineer 29—Other board members Yes 90.91% Member of the Capital and Risk Co-chairman of the Board of Directors 07/07/2020 Management Committee (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
João Moreira Salles 295.520.008-58 Member of the Strategy Committee	04/11/1981 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (non-executive director)	04/28/2020 07/07/2020	Annual Yes	4 90.91%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee	05/06/1956 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (Independent member)	04/28/2020 07/07/2020	Annual Yes	4 81.82%
Rene Guimarães Andrich 709.926.659-49 Not applicable.	08/04/1971 Accountant	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by preferred stockholders	04/28/2020 07/07/2020	Annual Yes	1 0.00%
Reinaldo Guerreiro 503.946.658-72 Not applicable.	02/10/1953 Accountant	Fiscal Council 46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	04/28/2020 07/07/2020	Annual Yes	4 0.00%
Alkimar Ribeiro Moura 031.077.288-53 Not applicable.	08/09/1941 Economist	Fiscal Council 43 - Fiscal Council (Effective) Nominated by the controlling stockholder	04/28/2020 07/07/2020	Annual Yes	5 100.00%
Eduardo Azevedo do Valle 598.809.967-04 Not applicable.	05/24/1957 Engineer	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by preferred stockholders	04/28/2020 07/07/2020	Annual No	5 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
João Costa	08/10/1950	Fiscal Council	04/28/2020	Annual	12
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	07/07/2020	Yes	0.00%
Not applicable.					
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/28/2020	Annual	10
372.202.688-15	Lawyer	40 – Chairman of the Fiscal Council Elected by the controlling stockholder	07/07/2020	Yes	100.00%
Not applicable.					

Professional experience / Statement of any conviction /Independence criteria

Sergio Mychkis Goldstein - 282.310.718-57

Sergio Mychkis Goldstein has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2015. He is responsible for the Wholesale Legal and Tax departments, carrying out legal services in the following business lines: (i) Investment Banking, (ii) Treasury, (iii) Wealth Management Services, (iv) Allocated Funds and Onlending, (v) Debt Restructuring, (vi) Cross Border Loans/FX, (vii) High Volumes, and (viii) Tax Advisory and Litigation issues at the Itaú Unibanco Group.
He holds a Bachelor's degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and a Master's degree in Banking and Financial Law from the Boston University School of Law, Boston, Massachusetts, U.S.

Claudia Politanski—132.874.158-32 Claudia Politanski has been a partner in the Partners Program since 2007 and a Vice President at the Itaú Unibanco Group since 2013. She currently leads the Human Resources, Legal, Governmental and Institutional Relations, Corporate Communication and Marketing departments. She is a member of the Executive Committee and she was the secretary of the Board of Directors between 2012 and 2018. She started her career at the Itaú Unibanco Group in 1991 and was elected Officer in 2003. Ms. Politanski has been Vice President of the Executive Board of the Federação Brasileira de Bancos (FEBRABAN) since 2013 and a member of the Board of Directors of Hospital Israelita Albert Einstein since 2016. She holds a Bachelor’s Degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil and holds a Master of Laws (LL.M.) from the University of Virginia, Virginia, U.S. and an MBA from the Fundação Dom Cabral, São Paulo, Brazil. Alexsandro Broedel—031.212.717-09 Alexsandro Broedel has been a partner in the Partners Program since 2017, the Group Executive Finance Director since 2015 and since 2017 he has concurrently held the position of Head of Investor Relations at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Emerson Macedo Bortoloto—186.130.758-60 Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as its Wealth Management Services unit. He is also currently responsible for managing the planning, control and reporting of Itaú Unibanco’s Audit Committee’s activities. He holds a Bachelor’s degree in Data Processing Technology; postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil. In 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has an MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil.

Tatiana Grecco—167.629.258-63 Tatiana Grecco has been an Officer at the Itaú Unibanco Group since 2017. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. She holds a Bachelor’s degree in Civil Construction from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Risk and Asset Management from the Yale University, Connecticut, U.S. She has been also a Certified Financial Planner (CFP) since 2009. Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher has been a partner in the Partners Program since 2010 and the CEO of Itaú Unibanco Group since 2017. He has held several positions at Itaú Unibanco Group, including Wholesale Banking Senior Vice Presidente (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

José Virgilio Vita Neto—223.403.628-30 José Virgilio Vita Neto has been a partner in the Partners Program since 2008 and an Officer at the Itaú Unibanco Group since 2011. He started his career at the Itaú Unibanco Group in 2000 and worked as a lawyer until 2003 was responsible for the Wholesale Banking’s Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking’s Legal department, including, particularly, structured operations, real estate loans, foreign exchange, derivatives and project finance; retail legal consulting and administrative and investigative proceedings, including those related to consumer protection bodies. He also worked as Legal Superintendent (2008 to 2009), responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He served as Legal Superintendent (2009 to 2011), being responsible for the retail legal consulting, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings and criminal cases. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil, a Master’s degree in Civil Law – Contracts from the University de Salamanca, Salamanca, Spain, a Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP), São Paulo, Brazil, has and attended the Authentic Leadership Development course from Harvard Business School, Boston, U.S. Renato da Silva Carvalho—033.810.967-61 Renato da Silva Carvalho has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017). He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Fernando Barçante Tostes Malta—992.648.037-34 Fernando Barçante Tostes Malta has been a partner in the Partners Program since 2007 and an Executive Officer at the Itaú Unibanco Group since 2015.He has held several positions at the Itaú Unibanco Group, including serving at the Internal Controls and Compliance Office since 2016, in charge of the Group’s non-financial risks, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units. He served as Officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services (2015 to 2016). Mr. Malta was also Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations (2013 to 2015) departments. He was also Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) (2011 to 2013); a Customer Service Officer of the Consumer Credit department (cards and financing companies) (2009 to 2011); and Channels and CRM Officer (Unibanco, before the merger) (2004 to 2009). He started his career in 1988, having held several positions. He worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives (1995 to 2008). He was also an Alternate Member of the Board of Directors of Tecnologia Bancária S.A.; a Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento and an Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A. He holds a Bachelor’s degree in Information Technology from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA from the Fundação Dom Cabral, São Paulo, Brazil, an extension course in Strategy from Kellogg School of Management at Northwestern University, Illinois, U.S. and an extension course in Bank Management from the Swiss Finance Institute (SFI), Zurich, Switzerland.

Paulo Sergio Miron—076.444.278-30 Paulo Sergio Miron has been a partner in the Partners Program since 2019 and an Executive Officer at the Itaú Unibanco Group since 2015. He has been an Executive Officer at the Instituto Unibanco, and a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal and of the Fiscal Council at the Fundação Nova Escola. He was a Partner at PricewaterhouseCoopers, São Paulo, Brazil (1996 to 2015), having been the engagement partner responsible for the audit work at large Brazilian financial conglomerates, including Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005), and Itaú Unibanco S.A. (2009 to 2013). He was a Partner at PricewaterhouseCoopers, responsible for the Brasília office, Distrito Federal (DF), Brazil (2001 to 2008), having also been responsible for PwC Brazil’s government services (2004 to 2008) and banking departments (1997 to 2008). Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor for a number of years teaching financial market-related courses. He is a member of the Institute of Internal Auditors (The IIA) and a speaker at many seminars on financial instruments and auditing issues. He holds Bachelor’s degrees in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil, and in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil. Adriano Cabral Volpini—162.572.558-21 Adriano Cabral Volpini has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group. He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. Leila Cristiane Barboza Braga de Melo—153.451.838-05 Leila Cristiane Barboza Braga de Melo has been a partner in the Partners Program since 2007 and an Executive Officer at the Itaú Unibanco Group since 2015. She is currently responsible for the entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She has held several positions at the Itaú Unibanco Group, including Officer (2010 to 2015). She joined the Itaú Unibanco Group in 1997, working in the Legal Advisory Department of Unibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others, and was elected Deputy Officer in 2008. She is also a Member of W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). Ms. Melo also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York. She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil and on Fundamentals of Business Law from New York University, New York, U. S., and attended the Fellows Program IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S.; from Harvard Business School, Cambridge, Massachusetts, U.S. and from INSEAD, Fontainebleau, France.

Caio Ibrahim David—101.398.578-85 Caio Ibrahim David has been a partner in the Partners Program since 2010, the Wholesale Banking Senior Vice President (“Diretor Geral”) and CEO at Itaú BBA since 2019. He has held several positions at the Itaú Unibanco Group, including Vice President (2013 to 2019). He joined the Group in 1987 as a trainee and was elected Officer in 2003. In 1998, he was a Summer Associate in the Global Risk Management department at Bankers Trust Co. in New York. He was a member of the Board of Directors at Banco Itaú BBA S.A. and Porto Seguro S.A. (2013 to 2015). At Rede, Itaú Unibanco´s investee, he worked as Vice Chairman of the Board of Directors (2010 to 2012). Mr. David also served as Chairman of the Advisory Board of the Fundo Garantidor de Crédito (FGC) (2013 to 2015). He is currently a Member of the Board of Directors at Itaú CorpBanca in Chile. He holds a Bachelor’s degree in Mechanical Engineering from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, a postgraduate degree in Economics and Finance and a Master’s degree in Controllership, both from the Universidade de São Paulo (USP), São Paulo, Brazil, and MBA with major in Finance and International Business from New York University, New York, U.S. Milton Maluhy Filho—252.026.488-80 Milton Maluhy has been a partner in the Partners Program since 2011 and a Vice President at the Itaú Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions at the Itaú Unibanco Group, including CEO of Itaú CorpBanca (Chile) (2016 to 2018) ) in charge for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. Márcio de Andrade Schettini—662.031.207-15 Márcio de Andrade Schettini has been a partner in the Partners Program since 2007 and the Retail Banking Senior Vice President (“Diretor Geral”) at the Itaú Unibanco Group since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Vice President (2004 to 2015). He holds a Bachelor’s degree in Electric Engineering and a Master´s degree from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, where he also attended a specialization course on Mathematical Systems and Modeling. He also has a Master of Science degree in Finance from the University of London – SOAS, London, United Kingdom, and attended the OPM – Owners/President Management Program from the Harvard University, Cambridge, Massachusetts, U.S.

Andre Balestrin Cestare—213.634.648-25 Andre Balestrin Cestare has been an Officer at the Itaú Unibanco Group since 2017.He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer—Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017). Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019. He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; postgraduate degree in Business Administration and a Professional Master’s degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from Fundação Dom Cabral, São Paulo, Brazil. Renato Barbosa do Nascimento—161.373.518-90 Renato Barbosa do Nascimento has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the Wholesale Banking, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units. He held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program (2014 to 2017) and worked at PricewaterhouseCoopers in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2017). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay of subsidiaries of Brazilian financial institutions in these countries. Also at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Mr. Nascimento served as an Audit Senior Manager of the financial industry (2006 to 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). He holds Bachelor’s degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

André Sapoznik—165.085.128-62 André Sapoznik has been a partner in the Partners Program since 2007 and a Vice President at the Itaú Unibanco Group since 2016. He joined the Itaú Unibanco Group in 1998 and was elected Officer in 2009. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and MBA from Stanford University Graduate School of Business, California, U.S. Gilberto Frussa—127.235.568-32 Gilberto Frussa has been a partner in the Partners Program since 2010 and an Officer at the Itaú Unibanco Group since 2006, being the Chief Compliance Officer since 2017.He has held several positions at the Itaú Unibanco Group, including Member of the Decision-Making Council at Entidades Fechadas de Previdência Complementar (EFPC) – Fundação Itaú Unibanco Complementary Pension Plan since 2017. Mr. Frussa was also Chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2012 to 2015) and an Effective Member of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) as the representative of the Associação Nacional dos Bancos de Investimento (ANBID) (2000 to 2003) and as the representative of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2011 to 2013),and a Member of the Committee for Evaluation and Selection of Directors of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. Álvaro Felipe Rizzi Rodrigues—166.644.028-07 Álvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2014, being responsible for the following departments: Institutional Legal (M&A (Mergers and Acquisitions), Antitrust, Corporate Governance, Corporate Paralegal, Contracts and Intellectual Property), as well as for the International Legal Department and the Legal Retail Banking Department (responsible for the legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the Itaú Unibanco Group in 2005 as a Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate and Contracts Law departments (1998 to 2005) at Tozzini Freire Advogados. He has a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He also attended a Specialization course in Corporate Law at the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and holds a Master of Laws (LL.M.) from Columbia University Law School, New York, U.S.

Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. Gustavo Jorge Laboissière Loyola—101.942.071-53 Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2006 and Chairman of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. José Galló—032.767.670-15 José Galló (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2016. He is currently the Chairman of the Board of Directors at Lojas Renner and has been a Member of the Board of Directors since 1998, having been the Chairman of this Board between 1999 and 2005. He is currently the Chairman of the Strategic Committee and a Member of the Sustainability Committee. He was Superintendent at Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. Mr. Galló has over 30 years of experience in the retail segment, having been a Member of the Board of Directors of Instituto para Desenvolvimento do Varejo (IDV). He has been a Member of the Board of Directors of Ultrapar Participações S.A. since 2019, and was a Member of the Board of Directors of Localiza Rent a Car S.A. (2010 to 2020), having been elected Vice Chairman of this Board (2019 to 2020) and of the Board of Directors of SLC Agrícola S.A. (2007 to 2016). He was an Officer at Renner Administradora de Cartões de Crédito Ltda., Dromegon Participações Ltda., Realize Participações S.A. and Realize Crédito, Financiamento e Investimento S.A., all of which related to Lojas Renner S.A. He was also a Member of the Decision-Making Council of Instituto Lojas Renner (2008 to 2019). Mr. Galló is currently Ambassador of Endeavor Brazil in Rio Grande do Sul, Vice Chairman of the Decision-Making Council of Instituto Caldeira, an innovation ecosystem in Porto Alegre, and has been an Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas (FGV), São Paulo, Brazil. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.

Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachussets, U.S. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States. Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S.

Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (Fenaban) and of the Federação Brasileira de Bancos (Febraban) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (Febraban) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum and, since 2015. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

João Moreira Salles—295.520.008-58 João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Marco Ambrogio Crespi Bonomi—700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S. Reinaldo Guerreiro—503.946.658-72 Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2017. He has been a Member of the Board of Directors since 2016, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobrás Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobrás Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP). He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre-docência”) in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Alkimar Ribeiro Moura—031.077.288-53 Alkimar Ribeiro Moura has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2016. He has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2010 to 2015). Mr. Moura is a retired Economics Professor at the Escola de Administração de Empresas de São Paulo of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados. Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010). He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; Master’s degree from the University of California, Berkeley, and a Ph.D. in Applied Economics from the Stanford University, California, U.S. Eduardo Azevedo do Valle—598.809.967-04 Eduardo Azevedo do Valle has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2016. He is the Chairman of the Board of Directors of Cabo Frio Airport, in charge of its strategy committee since 2018 and he has been the Managing Partner at Valens Brasil Ltda. ME, since 2015. He was an Executive Officer at Oil & Gas at BSM Engenharia S.A. (2014 to 2015); Chief Executive Officer at Asco Participações do Brasil (2012 to 2014) and Apolo Tubulars S.A. (2010 to 2012); CEO at Brasco Logística Offshore (2007 to 2010); Vice President at Praxair Distribution, Inc. for the U.S. and Canada (1999 to 2003); Marketing Officer (2003 to 2005); Logistics Officer (2005 to 2006); Gas Distribution and Production Manager (1995 to 1998) at White Martins Gases Industriais S.A. He was also a Financial Administration Manager (1991 to 1992); Member of the Board of Directors of Porto do Forno RJ (2008 to 2010) and an Officer at the Associação Brasileira da Indústria de Tubos e Acessórios de Metal (ABITAM) (2010 to 2012). He was the Global Leader of the Praxair, Inc. Distribution Team (1987 to 2002). He holds Bachelor’s degrees in Business Administration from Universidade do Estado do Rio de Janeiro (UERJ), Rio de Janeiro, Brazil and in Electrical Engineering from Military Institute of Engineering (IME). He also holds an MBA in the Global Leaders Program from Praxair, Inc.; a postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo, Gás e Biocomubustíveis (IBP). He is a chartered board member by the Brazilian Institute of Corporate Governance (IBGC); and he is a NACD (U.S. National Association of Corporate Directors) Governance Fellow.

Frederico Trajano Inácio Rodrigues—253.929.608-47 Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2020. He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999). He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and attended the Program for Executives from the University of California, Berkeley, U.S. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. João Costa—476.511.728-68 João Costa has been an Alternate Member of the Fiscal at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009. He was an Effective Member of the Fiscal Council of the Federação Brasileira de Bancos (FEBRABAN); Federação Nacional dos Bancos (FENABAN); Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008). He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. José Caruso Cruz Henriques—372.202.688-15 José Caruso Cruz Henriques has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the Itaú Unibanco Group, including Officer (1988 to 2003). He has been Executive President of Corhen Serviços Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) São Paulo, Brazil and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Rene Guimarães Andrich—709.926.659-49 Rene Guimarães Andrich has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2020. He is the Chairman of the Audit Committee at Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee at Hospital de Clínicas de Porto Alegre (HCPA), and a Member of the Audit Committee at Sercomtel S.A.—Telecomunicações. He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Paraná Auditores, and Audit Supervisor at Spaipa S.A. Indústria Brasileira de Bebidas. He holds certifications from CCIe – Director with Experience (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC). He holds a Master’s degree in Management from the Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundação Getúlio Vargas (FGV), São Paulo, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil.

Type of Conviction Description of the conviction Renato Barbosa do Nascimento—161.373.518-90 N/A André Sapoznik—165.085.128-62 N/A Gilberto Frussa—127.235.568-32 N/A Álvaro Felipe Rizzi Rodrigues—166.644.028-07 N/A Claudia Politanski—132.874.158-32 N/A Sergio Mychkis Goldstein—282.310.718-57 N/A Alexsandro Broedel—031.212.717-09 N/A Emerson Macedo Bortoloto—186.130.758-60 N/A Tatiana Grecco—167.629.258-63 N/A Candido Botelho Bracher—039.690.188-38 N/A José Virgilio Vita Neto—223.403.628-30 N/A Renato da Silva Carvalho—033.810.967-61 N/A Fernando Barçante Tostes Malta—992.648.037-34 N/A Paulo Sergio Miron—076.444.278-30 N/A Adriano Cabral Volpini—162.572.558-21 N/A Leila Cristiane Barboza Braga de Melo—153.451.838-05 N/A Caio Ibrahim David—101.398.578-85 N/A Milton Maluhy Filho—252.026.488-80 N/A

Márcio de Andrade Schettini—662.031.207-15 N/A Andre Balestrin Cestare—213.634.648-25 N/A Frederico Trajano Inácio Rodrigues—253.929.608-47 N/A Ana Lúcia de Mattos Barretto Villela—066.530.828-06 N/A Fábio Colletti Barbosa—771.733.258-20 N/A Gustavo Jorge Laboissière Loyola—101.942.071-53 N/A José Galló—032.767.670-15 N/A Pedro Luiz Bodin de Moraes—548.346.867-87 N/A Pedro Moreira Salles—551.222.567-72 N/A Ricardo Villela Marino—252.398.288-90 N/A Alfredo Egydio Setubal—014.414.218-07 N/A Roberto Egydio Setubal—007.738.228-52 N/A João Moreira Salles—295.520.008-58 N/A Marco Ambrogio Crespi Bonomi—700.536.698-00 N/A Rene Guimarães Andrich—709.926.659-49 N/A Reinaldo Guerreiro—503.946.658-72 N/A Alkimar Ribeiro Moura—031.077.288-53 N/A Eduardo Azevedo do Valle—598.809.967-04 N/A João Costa—476.511.728-68 N/A José Caruso Cruz Henriques—372.202.688-15 N/A

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8 A—Total Number of Meetings Held by Body: Body Meetings Board of Directors (1) 12 Fiscal Council (1) 3 Audit Committee (1) 38 Disclosure and Trading Committee (2) 4 Strategy Committee (3) 3 Capital and Risk Management Committee (3) 11 Nomination and Corporate Governance Committee (3) 2 Related Parties Committee (3) 7 Personnel Committee (3) 3 Compensation Committee (3) 4 Social Responsibility Committee (3) 3 (1) from June 11, 2019 to February 10, 2020 (2) from April 15, 2019 to January 27, 2020 (3) from April 25, 2019 to February 10, 2020 B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2)For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C—Meeting Attendance Percentage: For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council and Audit Committee, the meetings heldfrom the moment members took office on June 11, 2019 until February 10, 2020 were considered; b) for the members of the other committees, meetings which have taken place from the moment the members took office on April 25, 2019 until February 10, 2020. c) of the members of the Disclosure and Trading Committee, meetings which have taken place from the moment the members took office on April 15, 2019 until January 27, 2020. d) there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas- Net system is disabled. D—Independence Criterion for Members of the Audit Committee: All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – Type of Audit Committee It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99. F – Politically Exposed Persons We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2019. G – Additional Information We inform that the inauguration of the elected member in the Meeting of the Board of Directors of August 27, 2020 is pending approval of his election by the Central Bank of Brazil. Below we present the hierarchy flowchart of said Bodies:

12.5/6 – Composition and professional experience of the board of directors and fiscal council

With respect to each member, see below information about item 12.5 "m":

I – main professional experience for the past five years, indicating:
- Company's name and activity sector.
- Position and roles inherent in the position.
- Whether the company is part of **(i)** the Issuer's economic group or **(ii)** is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.

II - All management positions they hold in other companies or third sector organizations.

Company's name	Company's activity sector	Company is part of		
		(i) the Issuer's economic group	(ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.	Other companies or third sector organizations
Associacion de Bancos de la Argentina (ABA)	Non-profit civil association			x
Associação Brasileira da Indústria de Tubos e Acessórios de Metal (ABITAM – Brazilian Metal Tubes and Accessories Industry Association)	Non-profit civil association			x
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Cabo Frio Airport	Airport			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Almar Participações S.A.	Holding company of non-financial institutions			x
Alpargatas S.A.	Holding			x
Alupar S.A.	Holding			x
Apolo Tubulars S.A.	Production of steel pipes for the oil and gas industry			x
Asco Participações do Brasil	Port and logistics support to oil exploration and production			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x
Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI - Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x
Associação Nacional dos Bancos de Investimento (ANBID - National Association of Investment Banks)	Non-profit civil association			x
Banco Carrefour S.A.	Multiple-service banking, with commercial portfolio			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Fibra S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x

Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú BBA S.A.	Multiple-service banking, with commercial portfolio	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
Bankers Trust Co.	Multiple-service banking, with commercial portfolio			x
BB Previdência – Fundo de Pensão Banco do Brasil	Private pension			x
BB Securities Limited	Holding company			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Brasco Logística Offshore	Port and logistics support to oil exploration and production			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Brasilprev Seguros e Previdência S.A.	Supplementary pension			x
Brasilsaúde Companhia de Seguros	Insurance and pension plan			x
BSM Engenharia S.A.	Company dedicated to load hoist and handling services, as well as port activities and logistics			x
Bunge y Born	Food industry			x
Bungeprev	Multi-sponsored supplementary pension plan entity			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
CERC Serviços de Desenvolvimento de Sistemas para Recebíveis Ltda.	Data Processing, Application Service Providers and Internet Hosting Services			x
Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Commercial Free Childhood (CCFC)	Education			x
Companhia Brasileira de Metalurgia e Mineração (CBMM)	Metallurgy and technology			x
Companhia de Seguros Aliança do Brasil	Insurance company			x
Companhia Paranaense de Gás (COMPAGÁS)	Natural gas distributor			x
Conectas	Non-governmental organization			x
Conectcar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x		
International Monetary Conference	International Organization			x
Conselho de Recursos do Sistema Financeiro Nacional (CRSFN - National Financial System Resource Council)	Collegiate Body			x
Corhen Serviços Ltda.	Combined office and administrative support services			x
Debevoise & Plimpton	Attorney services			x
Deutsche Bank Securities	Investment Bank			x
Dromegon Participações Ltda.	Holding company of non-financial institutions			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x

Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Endeavor Brasil	Non-profit organization			x
Ernst & Young	Accounting and tax audit and consulting services			x
Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV - School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution			x
Escola de Direito da Fundação Getúlio Vargas (FGV - School of Low of São Paulo of Fundação Getulio Vargas)	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Fellow Ashoka	Non-profit organization			x
Fertifos	Holding company of non-financial institutions			x
Financeira Itaú CBD Crédito, Financiamento e Investimento	Credit, Financing and Investment Society			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fosfertil	Ore extraction			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Bunge Foundation	Activities of associations for protection of social rights			x
Fundação Itaú para Educação e Cultura (Itaú Foundation for Education and Culture)	Association activities			x
UN Foundation (USA)	International Organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC - Credit Guarantee Fund)	Non-profit civil association			x
Fundo Patrimonial Amigos da Poli (Endowment Friend of Poli)	Association activities			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grupo Bunge – Bunge Brasil S.A.	Agribusiness and food			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
Hospital Israelita Albert Einstein	Hospital care, first-aid and emergency care unit activities			x
Icatu Holding S.A.	Holding company			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto de Ensino e Pesquisa (INSPER - Teaching and Research Institute)	Educational institution			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto Caldeira	Non-governmental organization			x

Instituto de Arte Contemporânea	Non-governmental organization			x
Instituto de Estudos Avançados Universidade de São Paulo (USP - Institute of Advanced Studies of the University of São Paulo)	Education support activities, other than public school financial management			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Fernand Braudel de Economia Mundial	Non-profit organization			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Lojas Renner	Association activity			x
Instituto Unibanco	Other ancillary activities	x		
Instituto para Desenvolvimento do Varejo (IDV – Brazilian Retail Development Institute)	Other professional association activities			x
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú CorpBanca (Colombia)	Commercial Bank	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
L. Dias Advogados	Law firm			x
Localiza Rent a Car S.A.	Car rental			x
Lojas Renner S.A.	Chain of apparel department stores			x
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Credit, Financing and Investment Society	x		
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
McKinsey & Company	Business consulting			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Grupo Natura	Wholesale business of cosmetics and beauty products			x
Odebrecht S.A.	Construction			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
Porto Seguro S.A.	Holding company			x
Porto do Forno RJ	Port and maritime support activities			x
Praxair Distribution, Inc.	Production and distribution of industrial and medical gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada			x
Praxair, Inc.	Production and distribution of industrial gases and cylinders			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Qualicorp S.A.	Brokers and insurance agents for private pension and health insurance plans			x
Realize Crédito, Financiamento e Investimento S.A.	Credit, financing and financial investment services			x

Realize Participações S.A.	Other special partnerships, except for holding companies			x
Renner Administradora de Cartões de Crédito Ltda.	Credit card operator, exclusively for customers of Lojas Renner S.A.			x
Rumos Consultoria Empresarial Ltda.	Advisory in business management, except for specific technical advisory services			x
Sercomtel S.A. - Telecomunicações.	Telecommunications			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
SLC Agrícola S.A.	Agricultural commodities			x
Tecnisa S.A.	Real estate business			x
Tecnologia Bancária S.A.	ATMs	x		
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Tozzini Freire Advogados	Law firm			x
Ultrafértil	Terminal operations			x
Ultrapar Participações S.A.	Fuel distribution			x
Vale S.A.	Mining Company			x
Valens Brasil Ltda. ME	Consultancy			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
Via Varejo S.A.	Retail sales			x
Visa Argentina	Credit card operator			x
Votorantim Cimentos S.A.	Cement production			x
White Martins Gases Industriais S.A.	Production and distribution of industrial and medical gases			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Yazbek Advogados	Law firm			x

12.12. OTHER SIGNIFICANT INFORMATION OF ITEM 12.12

a) Regarding meetings held in the past three (3) years, we inform as follows:

Year	Type of meeting	Date/Time	Quorum
2020	Annual	04.28.2020 – 11:00 a.m.	Over 90% of common shares and 31.75% of preferred shares
2019	Annual	04.24.2019 – 11:00 a.m.	Over 90% of common shares and 29.08% of preferred shares
2018	Annual and Extraordinary	04.25.2018 – 11:00 a.m.	Over 90% of common shares and 28.28% of preferred shares
2018	Extraordinary	07.27.2018 – 15:00 p.m.	Over 90% of common shares
2017	Annual and Extraordinary	04.19.2017 – 3:00 p.m.	Over 90% of common shares and 22% of preferred shares

Audit Committee The Audit Committee has autonomy to establish and contract training activities. In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members. Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants. Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the “performance of criminal courts and effects on the market”, which counted on the presence of the President of the Financial Activities Control Council (COAF), among others. Over 2018, training sessions were provided to members of the Audit Committee on Cloud Computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies and on how the Audit Committee, internal audit and second line of defense areas operate, as well as with Spanish financial companies with international operations. In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti-money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management. In 2017, 2018, and 2019, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics. c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities set up in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Over 2017, 2018, and 2019, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments. Additionally, the Audit Committee held bi-monthly meetings to monitor operations of Itaú CorpBanca in Chile and its branches Also in 2017, 2018, and 2019, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman’s Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. The Audit Committee holds a joint meeting with the members of the Fiscal Council of Itaú Unibanco Holding SA at least on an annual basis, in which it presents its findings on Itaú Unibanco’s consolidated financial statements as of the year ended December of each year or other topics of the Fiscal Council interest. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council attends the meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as: • Management Report, Form 20-F, Reference Form, and Integrated Report; • Changing and creating new policies; • Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG1, corporate governance, analysts, and trade associations; • Share bonus and share splits; • Analyzing the trading of the parties adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. 1 Environmental, Social and Corporate Governance

d) In 2019, we developed the following training activities: Training Audience Frequency Adherence Proposal for 2020 Ethics e-learning Up to executive Continues with the Biennial 97.59% course officers biennial cycle Anti-corruption e- Up to executive Continues with the Biennial 96.94% learning course officers biennial cycle Up to superintendents of Continues in 2020 (with Anti-corruption in- the departments Biennial 67.82% new biennial training person course most sensitive to cycle) corruption risk Continues in 2020 for Ethics in workplace Managers and Specific dates 94.74% new managers and workshop coordinators coordinators Unified statement Up to Board of comprising Codes of Annual 97.75% Adherence to the Directors Conduct and corporate Code of Ethics (#) integrity policies Risk Culture Managerial level Those unable to attend (with or without Specific dates 98% in person will thus Program management) attend the course online. 89% up to Continues in 2020 until Risk Culture Coordination level Annual February we reach 100% of Program up to trainee 19 audience Anti-Money Laundering and Up to executive Continues with the Counter Terrorist Biennial 96% officers biennial cycle Financing e- learning course In-person illicit acts prevention lecture (AML and Board of Directors Biennial 100% New lecture on the topic corruption prevention)

e) In 2019, the Internal Ombudsman’s Office received 2,344 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c